		Exhibit 12

EL PASO PIPELINE PARTNERS, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2012	2011
	(In millions, except for ratio)
Earnings
Income before income taxes	411	460
Income from equity investees	(11)	(12)
Income before income taxes before adjustment for income from equity investees	400	448
Fixed charges	221	198
Distributed income of equity investees	10	10
Allowance for funds used during construction	(1)	(2)
Total earnings available for fixed charges	630	654

Fixed charges
Interest and debt expense	219	196
Interest component of rent	2	2
Total fixed charges	221	198

Ratio of earnings to fixed charges	2.9	3.3

For purposes of computing these ratios, earnings means income before income taxes before:

•	income from equity investees, adjusted to reflect actual distributions from equity investments; and

•	fixed charges;
less

•	allowance for funds used during construction
Fixed charges means the sum of the following:

•	interest costs;

•	amortization of debt costs; and

•	that portion of rental expense which we believe represents an interest factor.